Filed pursuant to Rule 253(g)(2)

File No. 024-11065

Explanatory Note: This Offering Circular supplement restates our supplement dated December 3, 2019 to reflect the departure of its Chief Technology Officer, who was not a principal executive, financial, or accounting officer. No other changes have been made.

OFFERING CIRCULAR

DATED DECEMBER 3, 2019

Future Labs V, Inc.  dba “Graze Mowing”

1134 11th Street, Suite 101

Santa Monica, CA 90403

up to

1,724,138 shares of Series A Preferred Stock

up to

1,724,138 shares of Common Stock into which the Series A Preferred Stock may convert*

*The Series A Preferred Stock is convertible into Common Stock either at the discretion of the investor or automatically upon effectiveness of registration of the securities in an Initial Public Offering. The total number of shares of the Common Stock into which the Series A Preferred Stock may be converted will be determined by dividing the Original Issue Price per share by the conversion price per share.

We are offering a minimum number of 172,414 shares of Series A Preferred Stock and a maximum number of 1,724,138 shares of Series A Preferred Stock on a “best efforts” basis to investors in this offering.

Series A Preferred Shares	Price Per Share to the Public	Underwriting Discounts and Commissions, per share**	Total Number of Shares Being Offered	Proceeds to Company Before Expenses***
Total Minimum	$5.80	$0.493	172,414	$915,001
Total Maximum	$5.80	$0.493	1,724,138	$9,150,000

**The Company has engaged SI Securities, LLC to serve as its sole and exclusive placement agent to assist in the placements of its securities. The Company will pay SI Securities, LLC in accordance with the terms of the Issuer Agreement between the Company and SI Securities, LLC, attached as Exhibit 1 hereto. If the placement agent identifies all the investors and the maximum amount of shares is sold, the maximum amount the Company would pay SI Securities, LLC is $850,000. This does not include transaction fees paid directly to SI Securities, LLC by investors. See “Plan of Distribution and Selling Securityholders” for details of compensation and transaction fees to be paid to the placement agent

***Future Labs V, Inc. (the “Company”) expects that the amount of expenses of the offering that it will pay will be approximately $40,000, not including commissions or state filing fees.

The Company is selling shares of Series A Preferred Stock.

The Company has engaged The Bryn Mawr Trust Company of Delaware as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors, and assuming we sell a minimum of $1,000,000 in shares, may hold a series of closings at which we receive the funds from the Escrow Agent and issue the shares to investors. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) December 2, 2020, or (3) the date at which the offering is earlier terminated by the Company in its sole discretion. In the event we have not sold the minimum amount of shares by December 2, 2020 or sooner terminated by the Company, any money tendered by potential investors will be promptly returned by the Escrow Agent. The Company may undertake one or more closings on a rolling basis once the minimum offering amount is sold. After each closing, funds tendered by investors will be available to the Company. The offering is being conducted on a best-efforts basis.

THE   UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)I OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 8.

Sales of these securities will commence on approximately December 3, 2019.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

Implications of Being an Emerging Growth Company

As an issuer with less than $1 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act upon filing a Form 8-A. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

☐	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

☐	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

☐	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

☐	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

☐	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and
will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1 billion in annual revenues, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Summary of the Offering

The following summary of certain information contained in this Offering Circular is not intended to be complete in itself. The summary does not provide all the information necessary for you to make an investment decision. You are encouraged to review the more detailed information in the remainder of the Offering Circular.

As used in this Offering Circular, unless the context otherwise requires, the terms “Corporation,” “Company” “Graze,”, “we” “our” and “us” refer to Future Labs V, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Graze Company Overview

Graze is building an electric, fully-autonomous lawn mower for the commercial landscaping industry. The industry is suffering from increasingly tight margins due competition and significant labor shortage which accentuate the need for autonomous solutions. Our team has partnered with two of the nation’s largest commercial landscaping companies, LandCare and Mainscape, to solve this core problem for the industry.

LandCare and Mainscape are not only our first potential customers, but they also provide invaluable advisory assistance by being active participants in our research and development. The companies’ collective 63 years of experience in the industry provides valuable insights, which will bring speed and efficiency to the product’s development timeline. By partnering with our customers from day one, we are able to benefit from constant feedback from the end users of our product which should result in faster speed to market and potentially a lower cost of development.

Among the key insights provided by our research and through discussions with industry participants, we’ve found that labor costs represent a majority of mowing expenses, especially when including overtime. Being able to eliminate 50-75% of labor costs through driverless machines, along with decreasing fuel and maintenance expenditures with electric power, should allow customers to jump from ~10% margins to 40-50% margins on their mowing segment.

While Graze began with a focus on research and development, we are now positioning the Company for commercialization of the product. With that in mind, in June 2019 we appointed John Vlay, a seasoned executive in the landscaping industry, to the position of CEO. John has spent over 35 years learning every facet of the landscaping business and industry, which includes his 11 years as the CEO of Jensen Landscape. He’s an anomaly in an arguably antiquated landscaping world, being well versed in the Internet of Things (IoT), automation, streamlined processes, etc. We expect his industry expertise and expansive network to help drive the Company’s success.

Our engineering team is comprised of a number of experienced roboticists, electrical engineers, mechanical engineers, and systems engineers that work for Wavemaker Labs and work for Graze on a contract basis. This team works directly with John Vlay and our corporate partners in order to progress development of our various prototypes and work towards a minimum viable product that is ready for mass production.

In summary, this product is being built for the industry, by the industry. Not only should our customers benefit reduced labor requirements, but they should also experience significantly increased operating margins. This statement has been directly validated by our corporate partners, as evidenced by the following statement from Robert Barber, the EVP Operations of LandCare:

“Lack of labor is a barrier to growth in the landscape industry. Effective autonomous mowers would allow LandCare to reallocate team resources to spend more time on other aspects of the landscape. The anticipated result being higher margins, improved overall job quality and high customer satisfaction [and] retention.”

Our Product

Our product will go to market as an autonomous, electric lawnmower with a 48” cutting deck. It is built specifically for the commercial landscaping industry. As a fully autonomous vehicle, the Graze mower will be able to mow panels of grass with consistent, parallel lines. Without human control, it will avoid obstacles including but not limited to sidewalks, trees, and debris. Arguably, the most important feature of the first iteration of the Graze mower is safety. We are evaluating a robust package of sensors including LIDAR, computer vision, bumpers, and emergency power-off buttons that will keep humans and animals out of harm’s way. Additionally, we will be analyzing large data pools (e.g. weather patterns) to advance the machine learning algorithms in order to optimize for desired mowing paths, frequency of visits, and job route planning.

We plan to offer multiple cutting deck sizes in our product line. A 48” cutting deck is the most used size in commercial landscaping; however, additional mowing deck sizes are required for differing job sites. A typical landscaping team on one job site has 2-3 different size mowers along with other devices e.g. edger, trimmer, blower, etc. We plan to produce a Graze mower with a larger 60-72” deck for larger panels of grass and a smaller 24-36” cutting deck that can service the harder to reach places such as a narrow patch of grass between bushes and sidewalks.

Additional mower features planned in the long-term include robotic attachments for edging, weeding and precision spraying, and a charging base that also sharpens the blades underneath the mower during transport from job site to job site.

B2B sales expansion

We believe that because this product brings so much value to commercial landscaping companies, it should fundamentally change the way landscaping businesses operate. Not only do we believe it will increase margins and profitability in the mowing segment via labor and fuel savings, but it will also eliminate one of the largest pain points in the industry — hiring and retaining good workers. With Graze, landscaping companies can focus on expanding their market share and increasing their margins instead of retaining talent. At the moment, companies in this industry operate their lawn mowing service at relatively low margins, and incorporate higher margin services eg. edging, pruning, irrigation, fertilization, etc. to boost their overall profit margins.

Our two corporate partners, LandCare and Mainscape have a combined fleet of more than 1,300 lawn mowers, a number that is expected to grow every year. Our conditional Letter of Intent with each partner details the potential purchase of 400 Graze lawn mowers, collectively. If we are able to produce an effective product, it’s not hard to imagine that both of these companies would eventually replace their entire nationwide fleets with our electric, driverless mowers.

The top 100 commercial landscaping companies in the US generate more than $6.5bn in revenue per year. With our product, we believe they can increase productivity, decrease costs, and focus on growing their market share and more profitable services.

Arguably the biggest challenge to acquiring customers for any new company is the lack of previous customers. Committing to be the first customer of a new product is a difficult, and potentially risky, decision for an incumbent in any industry. Put simply, nobody wants to be the first to the party. In this instance, with partnership commitments from two industry leaders, Graze is well positioned to leverage those relationships into substantial and profitable relationships with the top 100 companies in the industry as well as the numerous small and medium-sized landscaping companies that make up the majority of our addressable market.

Selected Risks Associated With The Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	We have a limited operating history upon which to evaluate our performance, and have not yet generated profits or revenue.
●	Our technology is not yet fully developed, and there is no guarantee that we will be able to develop and produce a fully working prototype of our core product.
●	We will be required to raise additional capital in order to develop our technology and prototype.

●	Our company does not yet hold any patents on any products or technology.
●	We rely on a small management team to execute our business plan.
●	Our future revenue plans partially rely on two non-binding letters of intent.
●	We could be adversely affected by product liability, personal injury or other health and safety issues.
●	Competitive technologies could limit our ability to successfully deploy our technologies.
●	We plan to initially rely on third-party manufacturers.
●	We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.
●	There is no current market for any shares of the Company's stock.

Offering Terms

Securities Offered

Minimum of 172,414 shares of Series A Preferred Stock and 172,414 shares of Common Stock into which they may convert.

Maximum of 1,724,138 shares of Series A Preferred Stock and 1,724,138 shares of Common Stock into which they may convert.

Minimum Investment	The minimum investment in this offering is $997.60, or 172 shares of Series A Preferred Stock. Investors participating in the SeedInvest Auto Invest program have a lower investment minimum in this offering of $197.20, or 34 shares.
Securities outstanding before the Offering:
Common Stock	0 shares
Class F Stock	3,000,000 shares
Preferred Stock	0 shares
Securities outstanding after the Offering:
Common Stock	0 shares
Class F Stock	2,250,000 shares
Series A Preferred Stock (assuming a fully subscribed offering)	1,968,210 shares (see “Dilution” for more information on conversion of outstanding convertible notes)
Series A-1 Preferred Stock	750,000 shares
Use of Proceeds	The proceeds of this offering will be used for product development, personnel, and general overhead.

Risk Factors

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to Invest.

Risks Related to Our Company

We have a limited operating history upon which to evaluate our performance, and have not yet generated profits or revenue.

We are a new company and have neither generated revenue, nor have we had any significant operating history. As such, it is difficult to determine how we will perform, as our core product has yet to come market.

Our technology is not yet fully developed, and there is no guarantee that we will be able to develop and produce a fully working prototype of our core product.

We are still developing our minimum viable product that will go into mass production. We still have significant engineering and development work to do before we are ready to deliver a working version of our product to our corporate partners. We may be unable to convert our prototype to a minimum viable product that can easily be replicated and put into mass production. Additionally, we may not be able to make a transition to mass production, either via in house manufacturing or contract manufacturers.

We will be required to raise additional capital in order to develop our technology and prototype.

We will not be able to deliver a working version of our product to our corporate partners if we cannot raise debt or equity financing.

Our company does not yet hold any patents on any products or technology.

We do not yet hold any patents on our product, and so cannot guarantee that our product or technology is proprietary nor that it may be copied by another competitor. Because of this, our technology is not currently proprietary and could be easily copied by other companies.

We rely on a small management team to execute our business plan.

Our management team is currently small and made up of only one individual, John Vlay, whom we rely on to help us raise funds and help grow our business. Our partnerships and our relationships with commercial landscaping companies is crucial for us to achieve our growth plan. As CEO, John Vlay brings a great deal of experience in this space, and without him, we would struggle to build relationships with commercial landscaping companies.

Our future revenue plans rely on two non-binding letters of intent.

Our two largest corporate partners have signed non-binding letters of intent and the orders they plan to place are not guaranteed, nor have they placed any deposits for these orders. Without these letters of intent, we would have no interest from prospective customers, which may affect our revenue and growth projections.

We could be adversely affected by product liability, personal injury or other health and safety issues.

As with any commercial grade lawn mowing equipment, there are significant health and safety issues that could result from our product being used incorrectly in the market. This could subject our company to liability due to personal safety or property damage issues.

Competitive technologies could limit our ability to successfully deploy our technologies.

We are a new entrant into the commercial landscaping market that is already full of a number of incumbents that have more financing and more operating history than we do. Our success is based on our ability to raise capital in order to achieve a minimum viable product and move into production. Other companies in the space have more resources than we currently do, and may not need to rely on outside investment in order to complete with us.

Many of our competitors have more resources and greater market recognition than we do.

Because we are a new entrant to the commercial landscaping market, there are already a number of companies who have more resources and greater market recognition than we do. Because of this, we may face issues developing a product and technology that can compete with other players in the market. Additionally, many of our competitors have greater brand recognition and an existing set of customers that they will be able to leverage when launching competing technologies. We will be at a disadvantage as we are a new entrant with significantly less resources and minimal market recognition and penetration.

We plan to initially rely on third-party manufacturers.

While we plan to eventually do all production in house, initially we will be leveraging contract manufacturers as we build up scale. Because of this, we will have less control of our supply chain as we grow the business, which could affect our ability to meet customer demand. Additionally, we do not currently have any manufacturers in place, and will need to work to find these relationships before we can begin mass production.

The hardware skeleton used by the Company is acquired from third parties.

Much like other companies focused on applications of artificial intelligence, we are principally a software company. As such, we have acquired hardware and the mower decks we will use from third-party manufacturers. We then recondition those decks into our autonomous mowers. While our sources for the mower decks understand this arrangement, it is always possible they may misunderstand what we are doing and erroneously believe we are merely reselling their products.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

In order to continue to operate and grow the business, we will likely need to raise additional capital beyond this current financing round by offering shares of our Common or Preferred Stock and/or other classes of equity. All of these would result in dilution to our existing investors, plus they may include additional rights or terms that may be unfavorable to our existing investor base. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

Risks Related to the Securities in this Offering

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of the Preferred stock or any of the Company’s Common Stock. Shares of Series A Preferred Stock may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

Under the terms of our Certificate of Incorporation, investors may not be able to cast a vote when called for after a period of time has elapsed.

The Series A Preferred Stock in this offering will have the right to vote when matters are submitted to the stockholders for a vote. Under the terms of our Certificate of Incorporation, when a vote is requested, notice will be provided to each stockholder eligible to vote. If the investor fails to vote within fourteen calendar days of the issuance of the notice, the Board of Directors may cast that investor’s vote in line with the majority of other votes of the Series A Preferred Stock. As a result, an investor who does not act within the prescribed period of time, may have his or her vote cast in opposition to his or her preference.

Your rights as a holder of Series A Preferred Stock may be limited by the number of shares held by entities controlled Wavemaker Partners.

The Company has issued convertible notes in August 2019 to two entities controlled by Wavemaker Partners, which will convert at a $8mm valuation cap into 244,072 shares of Series A Preferred Stock as a result of this offering raising $3,300,000 in gross proceeds. If we raise $3,300,000 in this offering, Wavemaker will control 30% of Series A Preferred Stock and if we raise the maximum amount, Wavemaker will control 12% of the Series A Preferred Stock. The Series A Preferred Stock are entitled to certain protective provisions, as described in herein under “Securities Being Offered - Series A Preferred Stock - Voting Rights” and the Company’s Amended and Restated Certificate of Incorporation. Any vote in regards to the approval or disapproval of those items listed under the protective provisions would be either controlled by or substantially influenced by Wavemaker Partners, potentially against the interests of the rest of the Series A Preferred Stock holders. In addition, Wavemaker Partners could substantially influence any vote required by a majority of Series A Preferred Stock to cause all shares of Series A Preferred Stock to be converted into shares of Common Stock.

Our Certificate of Incorporation include automatic conversion provisions covering the stock issued to our Founders.

Under the terms of our Certificate of Incorporation our Class F Stock will convert into a class of preferred stock subject to the availability of a securities law exemption for the conversion. See "Securities Being Offered" for more information on these conversion terms. These conversion terms may incentivize certain purchasers to purchase shares directly from our founders, or encourage our founders to provide advantageous terms to future investors, terms at which our founders will be able to participate in a limited capacity as well. As such, there may be instances where conflicts could arise between the interests of our holders of Class F Stock and the interests of investors in this offering.

The Company is converting all outstanding shares of Common Stock into Class F Stock as of October 2019

As of October 2019, all outstanding shares of Common Stock have been converted into Class F Stock. This includes all Common Stock held by our Founders. Upon the initial closing of this Offering, 25% of the outstanding Class F Stock shall automatically convert into a shadow series (Series A-1 Preferred Stock) of the Series A Preferred Stock on a 1:1 basis, as described further below under “Securities Being Offered” and the Company’s Certificate of Incorporation. All remaining Class F Stock will be convertible into the most senior class of preferred stock (including preferred stock issued through future financings) upon the completion of a secondary sale. Class F Stock that converts into preferred stock on a secondary sale will have the same liquidation preference and voting rights as the class of preferred into which it converts.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.  Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

The Bylaws of the Company include a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Amended and Restated Bylaws (the “Bylaws”) require that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our Bylaws provide that this exclusive forum provision will not apply to claims arising under the Securities Act. Further, this provision will not apply to claims arising under the Exchange Act, as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. This forum selection provision in our Bylaws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents, which may discourage lawsuits against us and such persons. It is also possible that, notwithstanding the forum selection clause included in our Bylaws, a court could rule that such a provision is inapplicable or unenforceable

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of California. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company’s securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding stock options, and assuming that the shares are sold at $5.80 per share. The schedule presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the Company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

							Effective Cash Price
					Total Issued		per Share at Issuance
				Potential	and Potential		or Potential
	Date Issued	Issued Shares		Shares	Shares		Conversion
Class F Shares	2017 - 2018	2,250,000	(2)		2,250,000		$0.10	(5)
Series A-1 Preferred Stock	2019	750,000	(4)		750,000		$0.10	(5)
Convertible Notes Payable Outstanding
2019 Convertible Note Payable	2019	-		244,072	244,072	(3)	$2.15	(3)

Warrants (Advisory Agreements):
Common	2019			173,511	173,511	(1)	$0.50

Options:
$0.50 Options	2019			362,637	362,637	(1)	$0.50

Total Common Share Equivalents		3,000,000		780,220	3,780,220		$0.29
Investors in this offering, assuming $10 Million raised		1,724,138			1,724,138		$5.80

Total After Inclusion of this Offering		4,724,138		780,220	5,504,358		$2.02

(1)	Assumes conversion at exercise price of all outstanding warrants and options
(2)	Assumes conversion of all issued preferred shares to common stock.
(3)	Convertible notes potential shares calculated based on the $8 million valuation cap per the convertible note agreements as the valuation in this offering exceeds the valuation cap. Assumes conversion of all preferred shares resulting from conversion of convertible notes to common stock.
(4)	Assumes 25% of existing Class F shares convert into a Series A Shadow Series per the Company's Amended Certificate of Incorporation
(5)	469,995 shares of Class F and 156,678 shares of Series A-1 Preferred Stock were issued at $0.50/share and the balance was issued at $0.0001/share.

The following table demonstrates the dilution that new investors will experience upon investment in the Company. This table uses the Company’s net tangible book value as of December 31, 2018 of ($303,935) which is derived from the net equity of the Company in the December 31, 2018 audited financial statements. This tangible net book value is then adjusted to contemplate conversion all other convertible instruments outstanding at current that would provide proceeds to the Company, which assumes exercise of all convertible notes (244,072 shares) outstanding. The offering costs assumed in the following table includes up to $850,000 in commissions to SI Securities, Inc., as well as legal and accounting fees incurred for this Offering. The table presents three scenarios for the convenience of the reader: a $1,000,000 raise from this offering, a $5,000,000 raise from this offering, and a fully subscribed $10,000,000 raise from this offering (maximum offering).

On Basis of Full Conversion of Issued Instruments	$1 Million Raise		$5 Million Raise		$10 Million Raise
Price per Share	$5.80		$5.80		$5.80
Shares Issued	172,414		862,069		1,724,138
Capital Raised	$1,000,000		$5,000,000		$10,000,000
Less: Offering Costs	$(125,000)		$(465,000)		$(890,000)
Net Offering Proceeds	$875,000		$4,535,000		$9,110,000
Net Tangible Book Value Pre-financing	$572,009	(2)	$572,009	(2)	$572,009	(2)
Net Tangible Book Value Post-financing	$1,447,009		$5,107,009		$9,682,009

Shares issued and outstanding pre-financing, assuming full conversion and issued stock options	3,780,220	(1)	3,780,220	(1)	3,780,220	(1)
Post-Financing Shares Issued and Outstanding	3,952,634		4,642,289		5,504,358

Net tangible book value per share prior to offering	$0.151		$0.151		$0.151
Increase/(Decrease) per share attributable to new investors	$0.215		$0.949		$1.608
Net tangible book value per share after offering	$0.366		$1.100		$1.759
Dilution per share to new investors ($)	$5.434		$4.700		$4.041
Dilution per share to new investors (%)	93.69%		81.03%		69.67%

(1)	Assumes conversion of all issued preferred shares to common stock, conversion of 173511 outstanding stock warrants (providing proceeds of $86,756 to net tangible book value), and conversion of 362,637 outstanding stock options (providing proceeds of $181,319 to net tangible book value).
(2)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding warrants and stock options discussed at (1).

The next table is the same as the previous, but adds in consideration of authorized but unissued stock options, presenting the fully diluted basis. This adds 186,113 pre-financing shares outstanding and is not adjusted for potential conversion proceeds on the hypothetical exercise of these options.

On Basis of Full Conversion of Issued Instruments On Basis of Full Conversion of Issued Instruments and Authorized but Unissued Stock Options	$1 Million Raise		$5 Million Raise		$10 Million Raise
Price per Share	$5.80		$5.80		$5.80
Shares Issued	172,414		862,069		1,724,138
Capital Raised	$1,000,000		$5,000,000		$10,000,000
Less: Offering Costs	$(125,000)		$(465,000)		$(890,000)
Net Offering Proceeds	$875,000		$4,535,000		$9,110,000
Net Tangible Book Value Pre-financing	$572,009	(2)	$572,009	(2)	$572,009	(2)
Net Tangible Book Value Post-financing	$1,447,009		$5,107,009		$9,682,009

Shares issued and outstanding pre-financing,assuming full conversion and authorization but unissued stock options	3,966,333	(1)	3,966,333	(1)	3,966,333	(1)
Post-Financing Shares Issued and Outstanding	4,138,747		4,828,402		5,690,471

Net tangible book value per share prior to offering	$0.144		$0.144		$0.144
Increase/(Decrease) per share attributable to new investors	$0.205		$0.913		$1.557
Net tangible book value per share after offering	$0.350		$1.058		$1.701
Dilution per share to new investors ($)	$5.450		$4.742		$4.099
Dilution per share to new investors (%)	93.97%		81.76%		70.66%

(1)	Assumes conversion of all issued preferred shares to common stock, conversion of 173511 outstanding stock warrants (providing proceeds of $86,756 to net tangible book value), conversion of 362,637 outstanding stock options (providing proceeds of $181,319 to net tangible book value), and conversion of authorized but unissued stock options of 186,113 shares (no adjustment for proceeds contemplated in the calculations).
(2)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding warrants and stock options discussed at (1).

The final table is the same as the previous two, but removes the assumptions of conversion of options, and warrants and consideration of authorized but unissued stock options, instead only presenting issued shares (common shares, plus the assumption of conversion of all issued and outstanding preferred shares).

On Issued and Outstanding Basis:	$1 Million Raise	$5 Million Raise	$10 Million Raise
Price per Share	$5.80	$5.80	$5.80
Shares Issued	172,414	862,069	1,724,138
Capital Raised	$1,000,000	$5,000,000	$10,000,000
Less: Offering Costs	$(125,000)	$(465,000)	$(890,000)
Net Offering Proceeds	$875,000	$4,535,000	$9,110,000
Net Tangible Book Value Pre-financing	$303,935	$303,935	$303,935
Net Tangible Book Value Post-financing	$1,178,935	$4,838,935	$9,413,935

Shares Issued and Outstanding Pre-Financing	3,000,000 (1)	3,000,000 (1)	3,000,000 (1)
Post-Financing Shares Issued and Outstanding	3,172,414	3,862,069	4,724,138

Net tangible book value per share prior to offering	$0.101	$0.101	$0.101
Increase/(Decrease) per share attributable to new investors	$0.270	$1.152	$1.891
Net tangible book value per share after offering	$0.372	$1.253	$1.993
Dilution per share to new investors ($)	$5.428	$4.547	$3.807
Dilution per share to new investors (%)	93.59%	78.40%	65.64%

(1)	Assumes conversion of all issued preferred shares to common stock

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares, whether as part of a capital-raising event, or issued as compensation to the company’s employees or marketing partners. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most development stage companies do not pay dividends for some time).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company, but her stake is worth $200,000.

●	In June 2015, the company has run into serious problems, and in order to stay afloat, it raises $1 million at a valuation of only $2 million(the “down round”). Jane now owns only 0.89% of the company, and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

Investors should understand how dilution works and the availability of anti-dilution protection.

Use of Proceeds To The Issuer

Assuming a maximum raise of $10,000,000, the net proceeds of this offering would be approximately $9,110,000 after subtracting estimated offering costs of $850,000 to SI Securities, LLC in commissions, and $40,000 in audit, legal, and filings fees. If Graze successfully raises the maximum amount under this raise the Company intends to hire additional personnel in engineering and sales, spend additional on marketing to bring in more leads and customers, in addition to being able to fund a minimum viable product which can be used to begin production.

Assuming a raise of $5,000,000, representing 50% of the maximum offering amount, the net proceeds would be approximately $4,535,000 after subtracting estimated offering costs of $425,000 to SI Securities, LLC in commissions and $40,000 in audit, legal, and filings fees. In such an event, Graze would hire a few less personnel engineering, sales, and marketing, but still be able to fund its minimum viable product and move into full production of its mower.

Assuming a raise of the minimum of $1,000,000, representing 10% of the maximum offering amount, net proceeds would be approximately $875,000 after subtracting estimated offering costs of $85,000 to SI Securities, LLC in commissions and $40,000 in audit, legal, and filings fees. In such an event, Graze would hire three to four engineers and be able to complete a minimum viable product, which would allow it to start production and deliver product on its two letters of intent.

The Company does not intend to use any proceeds from this offering to pay back any outstanding promissory notes.

Please see the table below for a summary our intended use of proceeds from this offering:

	Minimum Offering		Mid-Point Offering		Maximum Offering
Total Raise	$1,000,000		$5,000,000		$10,000,000
Commissions	$85,000		$425,000		$850,000
Fixed Costs	$40,000		$40,000		$40,000
Net Proceeds	$875,000		$4,535,000		$9,110,000

Percent
Allocation	Category	%	Category	%	Category
14%	Product Development	8%	Product Development	8%	Product Development
57%	Payroll	67%	Payroll	66%	Payroll
6%	General Administrative	12%	General Administrative	13%	General Administrative
23%	Marketing	13%	Marketing	13%	Marketing

Because the offering is a “best efforts”, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Our Business

Company History

Graze was incorporated on December 4, 2017 when the team saw the need for a robotic lawnmower solution for the commercial landscaping industry that is still being overlooked. To date, the only robotic lawnmower solutions on the market are small, semi-autonomous mowers for small residential-sized lawns. Small, residential options are not suitable for commercial applications due to their reliance on above or below ground wires and/or beacons for the machine to move around safely. Put simply, the dynamic nature and unit economics of commercial job sites do not allow for small robotic solutions that require a planned infrastructure for navigation. In other words, commercial job site requirements preclude the use of a small mower that “bounces” back and forth in multiple directions inside of a virtual fenced-in lawn; instead, Graze customers require consistent, parallel lines mowed that promote the health of the lawn and desirable aesthetics.

Graze validated the problem, solution, and market fit when two of the largest commercial landscaping companies in the US (LandCare and Mainscape detailed below) each signed a conditional Letter of Intent "LOI" (See Exhibits 1.1 and 2.1 for these LOIs) and began working closely with the team on the development of the product. These LOIs outline their interest in purchasing 400 units, collectively, for $30,000 each plus a monthly recurring SaaS (Software as a Service) fee of $1,000 per unit. Assuming five years of usable life per mower, each LOI represents up to $18,000,000 in potential revenue, together totaling $36,000,000. In addition to being the first two customers for Graze, these corporate partners have pledged to help Graze build the right product for their needs. This allows us to take the product to market with fewer iterations and a clear focus on the needs of the customer.

Investors should note that these LOIs only represent potential revenue for the Company. LandCare and Mainscape are under no obligation to purchase any products and we may never generate any revenue based on these LOIs.

The CEO, John Vlay has over 35 years of experience in the land maintenance industry coupled with a penchant for technological advancements such as automation.   John oversees the strategic direction of the product development team, which is comprised of a number of mechanical, electrical, and systems engineers from Wavemaker Labs. With John Vlay leading the way, the Graze team has already built a working prototype to test and evaluate sensor packages for building a fully autonomous lawn mower. At the moment, the focus of these sensor packages is safety and navigation. The team has recently begun working to merge software and hardware together for the purpose of testing the prototype in the field.

Product Overview

Graze is building an electric, fully autonomous commercial lawn mower for the commercial landscaping industry. In order to make the product safe and fully autonomous, the team is evaluating and testing sensors packages that include radar, lidar, ultrasonic sensors, computer vision, GPS, and odometry sensors. When combined, these sensors will allow our product to operate safely, mow consistently straight lines, plan paths, avoid obstacles, and collect data. The Graze mower will be electric, safe, and extremely smart:

Electric: Existing commercial landscaping companies operate gasoline-powered motors that are environmentally unfriendly. By contrast, Graze’s electric mower uses swappable batteries which have a much lower environmental impact as compared to gas. In fact, according to the California EPA, one gas mower emits the equivalent emissions as 40 cars on the road on an hourly basis. If we simply eliminated the ~1,400 combined mower fleets of LandCare and Mainscape, it would be the equivalent of removing 42,000,000 cars from the road.

Electric lawn mowers are not only better from an emissions standpoint but they also require less support and maintenance. No internal combustion engine means: no spark plugs to clean or change; no engine oil or filters to change; and, no hydraulics, no belts, no pulleys, no clutches and no air filters to manage. A 100% electric mower means Graze customers should simply have to sharpen blades and grease wheels to maintain a working fleet.

Graze mowers will be deployed to work sites via a trailer, which will be used for transportation and storage. Eventually, these trailers will be outfitted with solar panels to assist in charging the mowers’ batteries. As a result, we expect Graze mowers to be able to operate 24/7, day and night. The absence of a combustion engine will also reduce noise pollution.

With Graze electric, driverless machines, future customers will enjoy lower operational costs, a reduced carbon footprint, and ability to operate 24/7 quietly and seamless in densely populated environments. Finally, the Graze mowers mulch grass, returning clippings back into the soil, which leads to conservation of soil moisture, improved fertility and health of the soil, reduced weed growth, and enhanced visual appeal of the area.

Safe: There are hundreds of accidents per year in the commercial landscaping industry and unsafe mowing situations can result in bodily harm or worse. With built in sensors and computer vision, our mower will potentially be the safest on the market. Our engineers are currently evaluating all safety options for this product. We are building in emergency cut-off buttons located on the product and on remote control devices held by the crew’s manager and also have smart sensors built in. For example, by utilizing LIDAR and computer vision the mower will know if a human or animal comes within 5 feet of the mower so that it can immediately pause and turn off its blades. Additionally, we believe the most effective tools for safety are the ones that are intuitive - for good measure, we are working on adding an audio command emergency cut-off switch, so that a nearby human can turn off the product with minimal effort.

Smart: Artificial Intelligence and Machine Learning are often misapplied terms. Not in this case. Graze software will capture immense and continuous data that will be stored, sorted, and fed back into our machine vision algorithms to ensure improved precision, efficiency, and safety. We’ll be able to track and plan around weather data, detect and defend against turf and plant diseases, plan and optimize cutting routes, and provide data and analytics to the landscaping industry.

Market

Landscaping services in the United States alone is a $100 billion industry with a trailing 5-year compound annual growth rate (CAGR) of 5%. Data from market research firm Stratistics Market Research Consulting suggests the global landscaping and gardening market is poised to grow at a CAGR of 7% through at least 2024, indicating the industry could grow to $140 billion domestically at that time. With a fairly even split in the industry between the commercial and residential segments, commercial landscaping, Graze’s target industry, has the opportunity to reach $70 billion. This is good news for Graze: as the commercial landscaping services industry grows, so does its core offering of lawn mowing.

Lawn mowing is a core component of almost all commercial landscaping businesses. Survey data shows that as much as 46% of gross revenue is derived from mowing services, making commercial lawn mowing a $23 billion per year industry with the opportunity to grow to $32 billion in the United States in 2024.

As the demand for mowing services increases, so too will the demand from those service providers for mowing equipment. Over the past five years the commercial lawn mower market has experienced steady growth and that trajectory is expected to continue.  Today, the global commercial lawn mower market exceeds $5 billion, with 40% of demand ($2.1 billion) coming from the US market. These markets are expected to grow at a 5% CAGR approaching $7 billion and $3 billion, respectively, by 2024. More bullish projections suggest, due in large part to factors mentioned below, the domestic commercial lawn mower market could surpass $4 billion by 2024.

The majority of these markets, both residential and commercial, are concentrated across a few major players, including John Deere, Honda Motor Company, Husqvarna, the Toro Company, and Kubota. Commercial mowers are one of the fastest growing categories of garden equipment and are growing in popularity outside of the United States, especially as urban landscaping and backyard beautification becomes more on trend.

Most of the growth in this market can be attributed to the following:

•	Nature-scaping: The consumer demand for housing allows people and nature to coexist with landscaping.
•	Demand for greenery in urban settings: The development of sustainable cities, which include introducing more greenery among traditionally urban settings, has increased the demand for mowers that are smaller, easier to operate, and quieter.
•	Developing markets: growing demand from developing countries, particularly from governmental agencies in Asia Pacific, where the desire to be more sustainable has increased over the past few years.
•	Growing do-it-for-me (DIFM) market: increasing income levels and an aging population have resulted in the DIFM market outpacing the do-it-yourself (DIY) market, increasing the demand for professional landscaping and mowing services.

The combination of increased demand for commercial landscaping and increasing emissions regulations on non-road vehicles (to include commercial lawn mowers) has led to an increased focus on developing more sustainable mowers. This includes producing equipment that is more efficient, less pollutive, and easier to operate, thereby reducing both operational cost and environmental impact. Many of the companies listed above have joined the electric revolution but have been focused on the residential market. Research suggests that commercial users will be quick to adopt new electric technology once products in the market have proven to be able to match the performance of gas-powered mowers while cutting operating costs.

By partnering with industry leaders to ensure it meets performance and cost-cutting requirements, Graze is ready to take its cut of a commercial lawn mower market that is large, growing, and ripe for innovation.

Design and Development

We are currently developing the minimal viable product (“MVP”), which will focus on the most important features of our product: safety, quality mowing, and self-navigation.

·             Hardware - We’re currently evaluating the chassis for the MVP. We’re doing a deep dive into both electric and combustible powered mowers to decide which product is best to build on top of.

·             Computer Vision - Our computer vision identifies nearby objects and is being taught how to classify and react to them.

·             Navigation - Our engineers have already begun simulating/testing perception controls and navigation.

·             Instrument Cluster - We’re actively working on separating instrument clusters. This involves spec’ing the various components that control the robot and avoiding potential problems, such as shielding and electromagnetic interference between instruments.

Manufacturing

The strategy for manufacturing will evolve with production volumes, leveraging contract manufacturers to meet initial and medium-term demand while Graze builds and fine tunes its internal production lines to service long-term demand. Ultimately, all Graze products will be produced internally in order to maintain control over quality and cost, and most importantly, to ensure there is a direct source of feedback for ongoing product improvement.

Initial pre-production volumes, roughly on the order of 10-50 units, will be produced in small batches internally. This will allow Graze to rapidly address any issues that may arise and help ensure a smooth ramp-up for the contract manufacturer. Once released for production, demand will be met by a combination of the output from the contract manufacturers along with our own internal production lines, the majority from the contract manufacturer at first. This will allow Graze to focus on automation and quality programs without restricting production volumes. Internal production will increase and in time be the sole source of Graze products.

Sales & Marketing

We believe our mower will resonate with existing commercial landscaping companies because of how it streamlines a number of operational complexities with existing commercial grade mowers, such as labor, retention, training, and safety. Mowing has largely become a commodity where jobs are often awarded based on price only. In fact, landscaping companies often underbid their mowing services and depend on winning the higher margin jobs such as pruning, hedging and pre-fertigation. Instead of a typical 5-10% margin on mowing, we believe our product can increase the margins of commercial lawn mowing to upwards of 40-50%. Furthermore, without the need for additional laborers, these companies will not have the built-in headaches brought on by the labor shortage in the US. If we can prove its value through our two founding corporate partners, we believe other commercial landscaping companies will follow suit.

Competition

We face competition from large, well-known companies in the lawn mowing industry such as John Deere, Husqvarna, Honda, etc. who could potentially enter this market. Currently we have only seen these companies working towards smaller, residential mowers that are not fully autonomous. For example, John Deere’s Tango E5 mower is a small, electric, semi-autonomous device that uses ground wires to help guide the product around a residential lawn. From what we have seen, none of these competitors are fully autonomous and none of them are creating a product for the commercial landscaping industry.

Unlike the aforementioned companies producing gas-powered mowers, a small group of industry entrants are producing electric, human-operated mowers. Widely known as the best in this sub-category is Mean Green. These small players have struggled to establish a foothold as switching costs are not offset by fuel savings alone. As a result, none have experienced mass adoption of their products. Graze, however, will be the first of its kind in commercial mowing – a fully electric, fully autonomous commercial lawn mower. As such, Graze will be able to hurdle switching costs obstacles and gain mass adoption, as evidenced by its $36m in potential revenue via two conditional Letters of Intent from LandCare and Mainscape.

Second, there are a small group of companies producing or working on self-driving applications for lawn mowing. This category can further be divided into residential and commercial products; and, residential applications are way ahead of commercial solutions in the market. The biggest players in this residential subset are iRobot, Husqvarna, and John Deere, each of whom is producing only small, semi-autonomous products that require ground wires to navigate within virtual fences. Without the ability to navigate large panels of grass without human-installed infrastructure, these solutions are not and will not be viable for the commercial landscaping industry. There is no evidence to suggest any of these companies are working on commercial applications of these products.

Customers

LandCare - LandCare ranks #7 on Lawn and Landscape’s list of the top 100 commercial landscaping companies in the US based on their commercial revenue. In 2018, they generated more than $160mm in revenue as shown in that same Lawn and Landscape list. They operate in 20 states with 50 branches spanning from the East Coast to the West Coast. LandCare has signed an LOI, which will potentially lead to an order of 200 units at a price of $30,000 each and $1,000 per month per machine.

Mainscape - Mainscape ranks #14 on Lawn and Landscape’s list of the top 100 commercial landscaping companies in the US based on their commercial revenue. In 2018, they generated more than $75mm in revenue as shown in that same Lawn and Landscape list. Mainscape has signed an LOI, which will potentially lead to an order of 200 units at a price of $30,000 each and $1,000 per month per machine.

LandCare and Mainscape will help our company in two distinct ways.

(1)	We have built in customers that will amount to an expected ~$36mm in revenue, assuming each unit has a lifespan of 5 years. This is important because it validated our problem and solution before we spent any money creating the product. It also creates a path to more customers because our built-in customers are highly respected in the industry and ranked very highly in terms of commercial revenue. The LOIs do not require that any purchases be made, and we may never experience any revenues as a result of the LOIs.
(2)	These founding corporate partners have agreed to help us with R&D as we take this product to market. This sets us ahead of competitors because it reduces roadblocks during product development and allows us to create a great minimum viable product with greater efficiency. During the design phase of our product we flew out to the HQ of each of our corporate partners to have a design workshop. Each corporate partner filled the room with several employees at every level of operations in the Company, from a fleet manager in the field to the executives. These multi-day workshop allowed us to dig deep into the dynamics of a commercial lawn maintenance company. We were able to learn about all of the problems facing their industry and potential ways that we could solve those problems.

Wavemaker Labs

As a Wavemaker Labs (Future VC, LLC) company, Graze has access to several valuable resources. Wavemaker is both a venture capital (“VC”) firm and a corporate venture studio under one roof, which brings value to Graze in several ways:

Wavemaker Partners

Top-Decile Venture Capital Fund since 2003 with $300mm+ assets under management

●	Capital - Wavemaker is the lead investor of Graze and provides valuable insights from over 16 years in the venture ecosystem that will help Graze in current and future capital raises.
●	Customer Introductions - With an extensive network, Wavemaker is able to provide Graze access to LPs, acquirers, international corporates and other business relationships. Furthermore, Wavemaker Partners is part of the Draper Venture Network, which has 800+ relationships in 550+ corporations around the world. Access to any one of these relationships is one email away.
●	Global Network - Wavemaker is dual headquartered in LA and Singapore, which gives Graze the ability to scale globally with extensive connections across multiple continents.

Wavemaker Labs

Corporate Innovation Venture Studio

●	Connections - Wavemaker Labs has internal teams spanning finance, marketing, human resources, and operations that can assist Graze in growing its business.
●	Resources - Graze benefits from free office space, accounting, legal, and various other resources to keep the business lean during its early growth stages.
●	Product Acceleration - In-house roboticists and engineers are devoting time and energy to evaluate and build the initial software and hardware packages for Graze.
●	Focus and Track Record - Wavemaker Labs has a history of commercializing robotics in Food and Agriculture, which provides Graze with valuable expertise and insights at no cost.

Employees

The Company currently has one dedicated executive, CEO John Vlay. Graze also relies on part time contractors for a variety of functions, including marketing, business development, and finance. As a part of our capital raise, we plan to initially hire a number of engineers to assist in future research and development, with the main goal of finishing our minimum viable product and preparing for production. Additional hires will include individuals in sales, marketing, and administrative roles.

The Company’s Property

The Company currently has no long-term or short-term leases and works out of the offices of Future VC, LLC dba Wavemaker Labs in Santa Monica, CA.

Management’s Discussion and Analysis on Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2017 and 2018

Through fiscal years ended December 31, 2017 and 2018, the company was in an early stage of development and had not generated revenue.

During these periods, our costs and expenses currently consist of salaries from employees and contractors related to engineering, research and development, business development, marketing, and fundraising. All of our costs in 2018 were labor costs related to business development and marketing. These totaled $17,287 which also represented our operating loss in fiscal year 2018.

Since the end of the period covered by our audited financial statements, we expect to have increases in our legal and professional, research and development, marketing, and administrative expenses. Labor costs from full time and part time employees will also increase as we begin to ramp up prototype development efforts.

Operating Results – Fiscal Periods Ended June 30, 2017 and 2018

The Company is in an early stage of development and has not generated revenue for the periods ended June 30, 2019 and June 30, 2018.

Our costs and expenses currently consist of salaries from employees and contractors related to engineering, research and development, business development, marketing, and fundraising. For the six-month period ended June 30, 2019, these costs totaled $156,124. All of our costs in 2018 were labor costs related to business development and marketing. These totaled $17,287 which also represented our operating loss in fiscal year 2018.

Since the end of the period covered by our financial statements, we expect to have increases in our legal and professional, research and development, marketing, and administrative expenses. Labor costs from full time and part time employees will also increase as we begin to ramp up prototype development efforts.

Liquidity and Capital Resources – Fiscal Years Ended December 31, 2017 and 2018

As of December 31, 2018, the company’s cash on hand was $46,250. In June 2018, the company loaned $250,000 to Wavemaker Partners V, LP at a 6% compounded interest rate. This loan is due to be repaid in 2020. Additionally, in 2019, the company borrowed a total of $198,940 from Future VC, LLC in order to fund operations. These loans are due to be repaid in June 2020 and have a 3% annual interest rate.

The company is not generating revenue and requires the continued infusion of new capital to continue business operations. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Liquidity and Capital Resources – Fiscal Periods Ended June 30, 2017 and 2018

As of June 30, 2019, the Company’s cash on hand was $88,460. In June 2018, the Company loaned $250,000 to Wavemaker Partners V, LP at a 6% compounded interest rate. This loan is due to be repaid in 2020. Additionally, in 2019, the Company borrowed a total of $198,940 from Future VC, LLC in order to fund operations. These loans are due to be repaid in June 2020 and have a 3% annual interest rate.

The Company is not generating revenue and requires the continued infusion of new capital to continue business operations. For instance, in August 2019, the Company received $515,000 following the issuance of convertible notes to two related parties, Wavemaker Partners V LP and Wavemaker Global Select, LLC. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Plan of Operations

We have not yet generated any revenues and we currently have a small team of full time and part time employees and consultants that have helped us build a working prototype. If we raise the minimum amount set out in our “Use of Proceeds”, we will begin hiring more engineers to help us complete a fully working prototype and a minimal viable product which would allow it to start production and deliver product on our two letters of intent. Based on our projections, we estimate that within 12 months, we will be able to start production and deliver our first fully operational mowers.

We believe the minimum offering amount of proceeds will satisfy our cash requirements to implement our plan of operations. If we are able to raise more than the minimum amount, we will be able to speed up production and deliver units to our corporate partners faster than 12 months. Additionally, raising more than the minimum offering will allow us to hasten development of additional features of our mower, which could result in additional revenue from our customers. If we raise the maximum amount of funds, we do not anticipate having to raise additional capital for the business. However, raising the minimum amount would likely result in us having to raise additional funds within 12 to 16 months.

Trend Information

The Company has had minimal expenses since launching in late 2017. This remains the case through June 30, 2019. In 2018, the Company obtained letters of intent from two customers, which include a non-binding commitment to purchase 400 mowers at a purchase price of $30,000 per mower.

The Company has begun ramping up research and development of its prototype in 2019, and by July 2019, had a working version of its prototype. The Company expects to start production and deliver the first batch of working mowers to its two customers by June 2020. Prior to then, we anticipate increased expenses associated with to engineering, research and development, business development, marketing, and fundraising. Any delays in the development process can possibly have an affect on the Company’s ability to meet this deadline. These delays could be the result of inadequate financing and capital, lack of manufacturing resources, or unforeseen delays in the development process. Additionally, because these letters of intent are non-binding, these two customers may not end up purchasing equipment from Graze, which could result in delaying when the Company starts making revenue.

Directors, Executive Officers, and Significant Employees

Name	Position	Age	Term in Office
Executive Officers
James Jordan	Chairman	39	Indefinite, appointed December 2017
John Vlay	CEO	60	Indefinite, appointed May 2019
Directors
James Jordan	Director	39	Indefinite, appointed December 2017

James Jordan, Chairman

James has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. Prior to that, James was Manager Partner at early stage venture fund Canyon Creek Capital, a position he has held since 2010. James (“Buck”) is a technologist and early stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high growth markets, such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media and others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector’s office, and as an Army Blackhawk Pilot.

John Vlay, CEO

John led Jensen Landscape as Chairman, CEO, and President for eleven of his 35 years with this award-winning landscape construction and maintenance company. He design-built the San Francisco Bay Area’s first green roof at the GAP headquarters and oversaw the iconic California Academy of Sciences two-and-a-half acre green roof in Golden Gate Park. Under John’s leadership, Jensen acquired a maintenance company in 2008 to extend Jensen’s geographic reach to Sacramento and the North Bay before selling Jensen Landscape to private equity backed Monarch Landscape in 2016. There John oversaw Safety for Monarch’s six rollup companies in five states and worked with the Monarch CEO on acquisition prospects. John left Jensen in 2018, after which he has engaged in a number of consulting roles. As a member of Vistage, a CEO advisory group, John has gained insights into many varied businesses and is currently involved with two other landscape related companies with unique patented products. John is a graduate of the University of California, Los Angeles (UCLA) in Business and Economics.

Compensation of Directors and Executive Officers

Through June 30, 2019, we compensated our three highest paid directors and executive officers as follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
James Jordan	Chairman	$13,087	$0	$13,087

The Company hired John Vlay as CEO in May 2019. His compensation will include cash compensation of $50,000 per year and equity compensation equaling 2% of the Company to be granted as stock options.

The Company's former Chief Technology Officer departed as of January 15, 2020. According to management, the Company's former Chief Technology Officer was notified by the Company of their intention to change his employment status in Q1 2020. Despite initial conversations aimed at retaining the former employee on a part-time basis, Company management and the former employee were unable to come to mutually agreeable terms on his continued employment. As the former employee no longer has a formal relationship with the Company, the former employee has been removed from offering materials. The Company incurred compensation expenses of $148,678 during the course of 2019 related to the employment of this former Chief Technology Officer.

In July 2019, the board authorized the following stock option grants for our directors and executive officers, with the options being exercisable at the fair market value of the shares as of that date:

Name	Capacity in which compensation was received	Options Granted
Roman Flores	CTO	32,967

Security Ownership of Management and Certain Security Holders

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class F Stock	James Jordan	12,500 shares held directly, and 1,513,233 shares held through Future VC, LLC.	N/A	44.97%
Class F Stock	Future VC, LLC	2,373,327 shares held directly	N/A	79.11%
Common Stock	Future VC, LLC	2,373,327 shares held directly	N/A	79.11%

Amounts are as of October 2019. The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

James Jordan owns a majority of the voting control of Future VC, LLC via his ownership of 1,513,233 shares.

All shares of Common Stock were converted into Class F Stock as of October 2019.

Stock Incentive Plan

On October 18, 2019, the Company adopted its Stock Incentive Plan, by which 548,750 shares of Common Stock are to be reserved for issuance under the plan. All officers and employees of the company, and certain advisors and contractors will be able to participate in the plan on equal basis.  To date, options to acquire 362,637 have been issued under the plan, which includes 32,967 issued to Roman Flores identified above.

Interest of Management and Others in Certain Transactions

In June 2018, the Company issued a loan to Wavemaker Partners V LP, with a total principal of $250,000 with a 6% compounded per annum interest rate. The original maturity date of this loan was October 31, 2018, however, in May 2019, the maturity date was extended to October 31, 2020. This loan remained unpaid as of year-end 2018. Wavemaker Partners V LP is a partial owner in Future VC, LLP, which currently owns 79.11% of the Company’s Common Stock.

On February 6, 2019, the Company loaned $30,000 to a Future VC, LLC under a promissory note. The note bore interest at 3% per annum. The note was payable in full on February 6, 2020, the maturity date. This loan was paid back in its entirety in April 2019.

In May and June 2019, the Company borrowed a total of $198,940 from Future VC, LLC in order to fund operations. These loans are due to be repaid in May and June 2020 and have a 3% annual interest rate.

In August 2019, the Company issued $515,000 in convertible notes to two related parties, Wavemaker Partners V LP and Wavemaker Global Select, LLC. The notes have a 20% discount, $8,000,000 valuation cap, and a 5% compounded per annum interest rate. These notes will automatically convert into equity once the Company raises at least $3,300,000 in this offering, at an $8,000,000 valuation cap, with identical terms as shares sold in this offering, including the per share liquidation preference. These loans are included as exhibits in this offering.

Securities Being Offered

General

The Company is offering Series A Preferred Stock to investors in this offering. The Series A Preferred Stock may be converted into the Common Stock of the Company at the discretion of each investor, or automatically upon the occurrence of certain events, like an Initial Public Offering. As such, under this Offering Statement, of which this Offering Circular is part, the Company is qualifying up to 1,724,138 shares of Series A Preferred Stock and up to 1,724,138 shares of Common Stock into which the Series A Preferred Stock may convert.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and our Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

Immediately following the completion of this offering, our authorized capital stock will consist of 10,000,000 shares of Common Stock, $0.0001 par value per share. Additionally, our authorized capital stock will consist of 5,000,000 shares of Preferred Stock, $0.0001 par value per share. The two classes of Preferred Stock are designated as Series A Preferred Stock and Series A-1 Preferred Stock.

Series A Preferred Stock

General

The Company has the authority to issue: 1,724,138 shares of Series A Preferred Stock, an amount sufficient for the current Offering as well as potential conversion of all outstanding convertible notes.

The Series A Preferred Stock sold in this offering will be entitled to receive dividends in preference and priority to any declaration or payment of any distribution on Common Stock or Class F Stock, subject to a dividend rate detailed below.

Dividend Rights

The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors

Voting Rights

Each holder of the Series A Preferred Stock is entitled to one vote for each share of Common Stock, which would be held by each stockholder if all of the Series A Preferred Stock was converted into Common Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Class F Stock, Common Stock, and Series A-1 Preferred Stock provided that in accordance with the terms of the Company’s Amended and Restated Certificate of Incorporation:

As long as 25% of the initially issued shares of Series A Preferred Stock are issued and outstanding, the Company or any of its subsidiaries shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of Series A Preferred Stock, whether directly or indirectly by amendment, merger, consolidation, reorganization, recapitalization or otherwise:

●	Alter or change the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

●	Amend the Certificate of Incorporation of the Corporation;

●	Increase or decrease the authorized number of shares of Series A Preferred Stock, or any other stock of the Company;

●	Increase or decrease the authorized number of directors set forth in the Bylaws;

●	Authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

●	Purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized in the Company’s Amended and Restated Certificate of Incorporation, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof; and

●	liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing.

Election of Directors

For so long as at least twenty-five percent (25%) of the initially issued shares of Series A Preferred remain issued and outstanding, the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, will have the right to elect one director of the Company; (ii) the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, have the right to elect two directors of the Company; and (iii) any additional directors will be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Voting Procedure

By virtue of acquiring Series A Preferred Stock, investors will have granted our Board of Directors a proxy coupled with an interest which allows the Board of Directors to vote the shares of the holders of the Series A Preferred Stock in the manner set out in our Certificate of Incorporation. Following issuance of a notice that a vote is requested of the stockholders, holders of the Series A Preferred Stock will have fourteen calendar days in which to cast a vote (the “Notice Period”). If such stockholder does not cast vote, then the Board of Directors may vote the shares of the stockholder in line with the majority of the voting Preferred Stock of the Company. In the event that less than 33% of the Preferred Stock has been voted within the Notice Period, then that notice period may be extended at first by seven calendar days, but may be extended up to twenty-one calendar days, until 33% of the Preferred Stock has been voted. Following the twenty-one day extension, the Board of Director may vote any shares that have failed to cast a vote.

Liquidation Rights

In the event of the Company’s liquidation, dissolution, or winding up, whether voluntary or involuntary, before any payment shall be made to the holders of Class F Stock or Common Stock by reason of their ownership thereof, the holders of shares of Series A Preferred and Series A-1 Preferred then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (i) the Original Issue Price (as defined below) for such share of such series of Series A Preferred, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Series A Preferred been converted into Common Stock prior to such Liquidation Event. If upon any such Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series A Preferred the full amount to which they are entitled, the holders of shares of Series A Preferred will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series A Preferred held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The “Original Issue Price” shall mean (i) $5.80 per share in the case of the Series A Preferred Stock and (ii) $0.50 per share in the case of the Series A-1 Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred.

Conversion Rights

The Series A Preferred Stock is convertible into the Common Stock of the Company as provided by Article IV of the Amended and Restated Certificate of Incorporation. Each share of Series A Preferred is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Series A Preferred by the Conversion Price for that series of Series A Preferred in effect at the time of conversion.

Upon either (i) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the Series A Preferred at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the “Mandatory Conversion Time”), (x) all outstanding shares of Series A Preferred will automatically convert into shares of Common Stock, at the applicable Conversion Ratio.

Other Rights

The Series A Preferred Stock does not include any right to redemption of the shares and are not subject to any sinking fund provisions.

Series A-1 Preferred Stock

General

The Series A-1 Preferred Stock was authorized and issued by the Company in conjunction with the authorization of the Series A Preferred Stock that is being qualified in this offering. Following any closing in this Offering, 750,000 shares of Series A-1 Preferred Stock will be issued, which were converted from 750,000 shares of Class F Stock that were originally issued to the founders of the Company.

Dividend Rights

The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors

Voting Rights

The holders of Series A-1 Preferred Stock shall vote together with the holders of Series A Preferred Stock and as a single class on an as-converted basis on all matters, except as required by applicable law or on any specific actions as outlined above under “Series A Preferred Stock” and in the Company’s Amended and Restated Certificate of Incorporation.

Election of Directors

For so long as at least twenty-five percent (25%) of the initially issued shares of Series A Preferred remain issued and outstanding, the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, will have the right to elect one director of the Company; (ii) the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, have the right to elect two directors of the Company; and (iii) any additional directors will be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Liquidation Rights

In the event of the Company’s liquidation, dissolution, or winding up, whether voluntary or involuntary, before any payment shall be made to the holders of Class F Stock or Common Stock by reason of their ownership thereof, the holders of shares of Series A Preferred and Series A-1 Preferred then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (i) the Original Issue Price (as defined below) for such share of such series of Series A Preferred, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Series A Preferred been converted into Common Stock prior to such Liquidation Event. If upon any such Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series A Preferred the full amount to which they are entitled, the holders of shares of Series A Preferred will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series A Preferred held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The “Original Issue Price” shall mean (i) $5.80 per share in the case of the Series A Preferred Stock and (ii) $0.50 per share in the case of the Series A-1 Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred.

Conversion Rights

The Series A-1 Preferred Stock is convertible into the Common Stock of the Company as provided by Article IV of the Amended and Restated Certificate of Incorporation. Each share of Series A-1 Preferred is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Series A-1 Preferred by the Conversion Price for that series of Series A-1 Preferred in effect at the time of conversion.

Upon either (i) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the Series A-1 Preferred and Series A Preferred at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the “Mandatory Conversion Time”), (x) all outstanding shares of Series A Preferred will automatically convert into shares of Common Stock, at the applicable Conversion Ratio.

Other Rights

The Series A-1 Preferred Stock does not include any right to redemption of the shares and are not subject to any sinking fund provisions.

Common Stock

Voting Rights

Each holder of the Company’s Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors.

Election of Directors

For so long as at least twenty-five percent (25%) of the initially issued shares of Series A Preferred remain issued and outstanding, the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, will have the right to elect one director of the Company; (ii) the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, have the right to elect two directors of the Company; and (iii) any additional directors will be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividend Rights

The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the Company. Holders of the Series A Preferred Stock are entitled to a liquidation preference that is senior to holders of the Common Stock, and therefore would receive dividends and liquidation assets prior to the holders of the Common Stock.

Class F Stock

General

Our Class F Stock has been issued to founders of the Company. Under the terms of our Amended and Restated Certificate of Incorporation, we are authorized to issue up to 3,000,000 shares of our Class F Stock. As of October 2019, 3,000,000 shares have been issued. As provided by the Company’s Amended and Restated Articles of Incorporation, following the closing on an equity financing, 25% (or 750,000) shares of the Company’s Class F Stock will be converted into a new Series A-1 Preferred Stock Class that has similar rights as the Series A Preferred Stock.

Voting Rights

Each holder of the Company’s Class F Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors.

Election of Directors

For so long as at least twenty-five percent (25%) of the initially issued shares of Series A Preferred remain issued and outstanding, the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, will have the right to elect one director of the Company; (ii) the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, have the right to elect two directors of the Company; and (iii) any additional directors will be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividend Rights

The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Class F Stock are entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the Company. Holders of the Series A Preferred Stock and Series A-1 Preferred Stock are entitled to a liquidation preference that is senior to holders of the Class F Stock, and therefore would receive dividends and liquidation assets prior to the holders of the Class F Stock.

Conversion Rights

The Class F Stock is convertible into the Common Stock of the Company as provided by Article IV of the Amended and Restated Certificate of Incorporation under the following scenarios:

•	Upon the written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock;

•	Certain transfers of the Class F Stock to new stockholders; and
•	Upon the request of an individual holder of our Class F Stock.

Rights and Preferences

Under our Amended and Restated Certificate of Incorporation, our Class F Stock includes special conversion rights. These rights provide that the Class F Stock will convert into a recently authorized class of preferred stock under two circumstances, subject to the availability of an exemption from registration of those shares under the Securities Act of 1933. The two circumstances are as follows:

●	Whenever any holder of our Class F Stock undertakes a secondary sale of those shares within 12 months of an equity financing of the Company in which we issued preferred stock to investors, the secondary purchaser will receive shares of the most recently authorized class of preferred stock in lieu of shares of Class F Stock.
●	Whenever the Company undertakes an equity financing in which a new class of preferred stock is authorized for issuance to investors, including the equity financing related to this Form 1-A , 25% of the shares of Class F Stock held by each holder of such stock will convert into a shadow series of shares of the subsequent series of preferred stock. The shadow series of subsequent preferred stock shall mean capital stock with identical rights, privileges, preferences and restrictions as the subsequent preferred stock, except:
○	The liquidation preference per share of the shadow series shall equal the original purchase price per share of the Common Stock from which the Class F Stock was converted.
○	The shadow series shall be excluded from voting with the subsequent preferred stock on any matters of the Company which either the subsequent preferred stock, specifically, or preferred stock of the Company, generally, have veto rights over.
○	The shadow series shall be excluded from any future rights or most favored nations privileges.

As noted above under “Risk Factors”, these conversion rights could create situations in which the interests of holders of Class F Stock are in conflict with the interests of investors in this offering as holders of Class F Stock would benefit from advantageous terms provided to future classes of preferred stock that encourage secondary purchasers of such stock, or rights holders of Class F Stock would benefit from directly following the conversion of their stock.

As long as 750,00 of the initially issued shares of Class F Stock remain issued and outstanding, the Company or any of its subsidiaries shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of Class F Stock:

•	amend, alter or repeal any provision of this Certificate of Incorporation or bylaws of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Stock;

•	increase or decrease the authorized number of shares of Class F Stock;

•	liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Liquidation Event; or

•	authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with the Class F Stock.

Provisions of Note in Our Bylaws

Under Article VII of our Bylaws, the sole and exclusive judicial forum for the following actions will be the Court of Chancery of the State of Delaware:

(1) Any derivative action or proceeding brought on behalf of the Corporation;

(2) Any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders;

(3) Any action asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or Bylaws;

(4) Any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; or

(5) Any action asserting a claim against the Corporation governed by the internal affairs doctrine.

Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. This provision specifically does not apply to actions arising under the Securities Act. Further, it does not apply to actions arising under the Exchange Act as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Plan of Distribution and Selling Security Holders

Plan of Distribution

The Company is offering a minimum of 172,414 and up to 1,724,138 shares of Series A Preferred Stock on a “best efforts” basis at a price of $5.80 per share. The Series A Preferred Stock may be converted into the Common Stock of the Company at the discretion of each investor, or automatically upon the occurrence of certain events, like an Initial Public Offering. As such, the Company is qualifying up to 1,724,138 shares of Series A Preferred Stock and up to 1,724,138 shares of Common Stock under this Offering Statement, of which this Offering Circular is part. The Company has engaged SI Securities, LLC as its sole and exclusive placement agent to assist in the placement of its securities. SI Securities, LLC is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities.

Commissions and Discounts

The following table shows the total discounts and commissions payable to the placement agents in connection with this offering:

Public Offering Price	$5.80
Placement Agent Commission	$0.493
Proceeds, before expenses, to us	$5.307

Other Terms

Except as set forth above, the Company is not under any contractual obligation to engage SI Securities, LLC to provide any services to the Company after this offering, and has no present intent to do so. However, SI Securities, LLC may, among other things, introduce the Company to potential target businesses or assist the Company in raising additional capital, as needs may arise in the future. If SI Securities, LLC provides services to the Company after this offering, the Company may pay SI Securities, LLC fair and reasonable fees that would be determined at that time in an arm’s length negotiation.

SI Securities, LLC intends to use an online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the “Online Platform”) to provide technology tools to allow for the sale of securities in this offering. SI Securities, LLC will charge you a non-refundable transaction fee equal to 2% of the amount you invest (up to $300) at the time you subscribe for our shares. This fee will be refunded in the event the Company does not reach its minimum fundraising goal. In addition, SI Securities, LLC may engage selling agents in connection with the Offering to assist with the placement of securities.

Selling Security holders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

Transfer Agent and Registrar

Carta, Inc. will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Investor’s Tender of Funds

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Series A Preferred Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date), provided that the minimum offering amount has been met. Investors may subscribe by tendering funds via wire or ACH only, checks will not be accepted, to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until both the minimum offering amount has been reached and a closing has occurred. However, in the event we have not sold the minimum amount of shares by the date that is one year from the qualification of this offering with the Commission, or sooner terminated by the Company, any money tendered by potential investors will be promptly returned by the Escrow Agent. Upon closing, funds tendered by investors will be made available to the Company for its use.

The minimum investment in this offering is $997.60, or 172 shares of Series A Preferred Stock. Investors participating in the SeedInvest Auto Invest program have a lower investment minimum in this offering of $197.20 or 34 shares.

Investors will be required to subscribe to the Offering via the Online Platform and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

Provisions of Note in Our Subscription Agreement

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the Company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. To the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, including any claim under federal securities laws.  By signing the subscription agreement an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Future Labs V, Inc.

d/b/a Graze Mowing

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2018 and 2017

Future Labs V, Inc.

TABLE OF CONTENTS

Page

Independent Auditor’s Report	F-3

Financial Statements as of December 31, 2018 and 2017, for the year ended December 31, 2018, and for the period from December 4, 2017 (inception) to December 31, 2017:

Balance Sheets	F-5

Statements of Operations	F-6

Statements of Changes in Stockholders’ Equity (Deficit)	F-7

Statements of Cash Flows	F-8

Notes to Financial Statements	F-9 - F-14

To the Board of Directors of

Future Labs V, Inc.

Santa Monica, CA

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Future Labs V, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the year ended December 31, 2018 and for the period from December 4, 2017 (inception) to December 31, 2017, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Future Labs V, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and for the period from December 4, 2017 (inception) to December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet commenced planned principal operations, has not generated revenues or profits since inception, incurred a net loss of $9,602 for the year ended December 31, 2018, has an accumulated deficit of $9,602 as of December 31, 2018, and has limited available liquid assets with just $46,250 of cash held as of December 31, 2018. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
July 24, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Future Labs V, Inc.

BALANCE SHEETS

As of December 31, 2018 and 2017

	2018	2017

ASSETS
Current Assets:
Cash and cash equivalents	$46,250	$313,337
Loan receivable, related party	250,000	-
Interest receivable, related party	7,685	-
Total Current Assets	303,935	313,337
TOTAL ASSETS	$303,935	$313,337

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Liabilities:	$-	$-

Stockholders' Equity (Deficit):
Preferred Stock, $0.0001 par, 5,000,000 shares authorized, 0 and 0 shares issued and outstanding, as of December 31, 2018 and 2017, respectively.	-	-
Common Stock, $0.0001 par, 10,000,000 shares authorized, 3,000,000 and 626,673 shares issued and outstanding as of December 31, 2018 and 2017, respectively.	300	63
Additional paid-in capital	313,237	313,274
Accumulated deficit	(9,602)	-
Total Stockholders' Equity (Deficit)	303,935	313,337

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$303,935	$313,337

The accompanying notes are an integral part of the consolidated financial statements.

Future Labs V, Inc.

STATEMENTS OF OPERATIONS

For the year ended December 31, 2018 and for the period from December 4, 2017 to December 31, 2017

	2018	2017

Net revenues	$-	$-
Costs of net revenues	-	-
Gross profit	-	-

Operating Expenses:
General & administrative	17,287	-
Total Operating Expenses	17,287	-

Loss from operations	(17,287)	-

Other Income/(Expense):
Interest income	7,685	-
Total Other Income/(Expense)	7,685	-

Provision for income taxes	-	-

Net Loss	$(9,602)	$-

Weighted-average vested common shares outstanding
-Basic and Diluted	2,492,823	29,188
Net loss per common share
-Basic and Diluted	$(0.00)	$-

The accompanying notes are an integral part of the consolidated financial statements.

Future Labs V, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the year ended December 31, 2018 and for the period from December 4, 2017 to December 31, 2017

	Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity (Deficit)

Balance at December 4, 2017 (inception)	-	$-	-	$-	$-	$-	$-

Issuance of common stock	-	-	626,673	63	313,274	-	313,337
Net loss	-	-	-	-	-	-	-
Balance at December 31, 2017	-	$-	626,673	$63	$313,274	$-	$313,337

Issuance of common stock	-	$-	2,373,327	$237	$(37)	$-	$200
Net loss	-	-	-	-	-	(9,602)	(9,602)
Balance at December 31, 2018	-	$-	3,000,000	$300	$313,237	$(9,602)	$303,935

The accompanying notes are an integral part of the consolidated financial statements.

Future Labs V, Inc.

STATEMENTS OF CASH FLOWS

For the year ended December 31, 2018 and for the period from December 4, 2017 to December 31, 2017

	2018	2017
Cash Flows From Operating Activities
Net Loss	$(9,602)	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
(Increase)/Decrease in interest receivable, related party	(7,685)	-
Net Cash Used In Operating Activities	(17,287)	-

Cash Flows From Investing Activities
Issuance of loan to related party	(250,000)	-
Net Cash Used In Investing Activities	(250,000)	-

Cash Flows From Financing Activities
Proceeds from issuance of common stock	200	313,337
Net Cash Provided By Financing Activities	200	313,337

Net Change In Cash	(267,087)	313,337

Cash at Beginning of Period	313,337	-
Cash at End of Period	$46,250	$313,337

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

Future Labs V, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

Future Labs V, Inc. (the “Company”), doing business as Graze Mowing, is a corporation formed on December 4, 2017 under the laws of Delaware. The Company was formed to sell commercial robotic lawnmowers.

As of December 31, 2018, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities have consisted of formation activities, research and development, and capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018, and 2017, the Company’s cash balances exceeded FDIC insured limits by $0 and $63,337, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

See accompanying Independent Auditor’s Report

Future Labs V, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the periods then ended

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenue has been earned or recognized as of December 31, 2018 or 2017.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding.

As no potentially dilutive items exist as of December 31, 2018 and 2017, diluted net loss per share is the same as basic net loss per share for each year.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

See accompanying Independent Auditor’s Report

Future Labs V, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the periods then ended

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $9,602 and $0 as of December 31, 2018 and 2017, respectively. The Company pays Federal and California income taxes, and has used an effective blended rate of 28% to derive net deferred tax assets of $2,687 and $0 as of December 31, 2018 and 2017, respectively, resulting from its net operating loss carryforwards and other temporary book-to-tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2038, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

In December 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company used the new tax rates in calculating its 2018 deferred tax assets. This rate has no effect to the Company’s net deferred tax assets as of December 31, 2017.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2018, the Company has not commenced planned principal operations and activities have consisted of those related to formation, research and development, and capital raising.

See accompanying Independent Auditor’s Report

Future Labs V, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the periods then ended

The Company has not yet generated ay revenues since inception, has sustained net losses of $9,602 and $0 during the years ended December 31, 2018 and 2017, respectively, has an accumulated deficit of $9,602 and $0 as of December 31, 2018 and 2017, respectively, and has limited available liquid assets as of December 31, 2018 with just $46,250 of cash available.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: STOCKHOLDERS’ EQUITY

Common Stock

The Company has authorized 10,000,000 shares of common stock with par value of $0.0001 per share.

In December 2017, the Company issued to its founder and outside investors a total of 626,673 shares of common stock at $0.50 per share for total proceeds of $313,337.

During March 2018, the Company issued 2,373,327 shares of common stock to a related party for total proceeds of $200.

These stock issuances were conducted under terms of a shareholder agreement, which includes restrictions on transfer and a Company repurchase option if certain triggering events occur, but contains no vesting provisions.

As of December 31, 2018 and 2017, the Company had 3,000,000 and 626,673 shares of common stock issued and outstanding, respectively.

Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock with par value of $0.0001 per share. As of December 31, 2018 and 2017, no shares were issued and outstanding.

The preferred stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock , and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock .

See accompanying Independent Auditor’s Report

Future Labs V, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the periods then ended

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: RELATED PARTY LOAN RECEIVABLE

On June 27, 2018, the Company loaned $250,000 to a related party, Wavemaker Partners V, LP. The loan bears 6% compounded interest per annum. The loan was payable in full by October 31, 2018, however, the maturity date of the loan was extended by the parties until October 31, 2020 subsequent to December 31, 2018. During the year ended December 31, 2018, the Company had recognized $7,685 in interest income, all of which has remain unpaid as of December 31, 2018.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers”, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We implemented this standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

See accompanying Independent Auditor’s Report

Future Labs V, Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the periods then ended

NOTE 8: SUBSEQUENT EVENTS

Notes Receivable

On February 6, 2019, the Company loaned $30,000 to a related party under a promissory note. The note bears interest at 3% per annum. The note is payable in full on February 6, 2020, the maturity date. This loan was paid back in its entirety in April 2019.

Notes Payable

On March 21, 2019, the Company borrowed $800 under a promissory note with a related party. The note bears interest at 3% per annum. The note is payable in full on March 21, 2020, the maturity date.

On May 22, 2019, the Company borrowed $70,140 under a promissory note with the same related party. The note bears interest at 3% per annum. The note is payable in full on May 22, 2020, the maturity date.

On June 3, 2019, the Company borrowed $3,000 under a promissory note with the same related party. The note bears interest at 3% per annum. The note is payable in full on June 3, 2020, the maturity date.

On June 17, 2019, the Company borrowed $125,000 under a promissory note with the same related party. The note bears interest at 3% per annum. The note is payable in full on June 17, 2020, the maturity date.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

Stock Incentive Plan

In July 2019, the Company issued 329,670 options to its employees and advisors pending shareholder approval. The options vest over four years, subject to a one-year cliff, and have an exercise price into common stock of $0.50 per share.

Appointment of CEO

In May 2019, the Company hired John Vlay as the Company’s CEO.

Management’s Evaluation

Management has evaluated subsequent events through July 24, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

See accompanying Independent Auditor’s Report

Future Labs V, Inc.

d/b/a Graze Mowing

A Delaware Corporation

Financial Statements (unaudited)

As of June 30, 2019 and December 31, 2018

and for the six-month periods ended June 30, 2019 and June 30, 2018

Future Labs V, Inc.

Future Labs V, Inc.

BALANCE SHEETS (unaudited)

As of June 30, 2019 and December 31, 2019

	June 30, 2019	December 31, 2018
ASSETS
Current Assets:
Cash and cash equivalents	$88,460	$46,250
Loan receivable, related party	250,000	250,000
Interest receivable, related party	15,082	7,685
Total Current Assets	353,542	303,935

TOTAL ASSETS	$353,542	$303,935

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Liabilities:
Current Liabilities:
Loan payable, related party	$198,140	$-
Total Current Liabilities	198,140	-

Total Liabilities	198,140	-

Stockholders' Equity (Deficit):
Preferred Stock, $0.0001 par, 5,000,000 shares authorized, 0 and 0 shares issued and outstanding, as of June 30, 2019 and December 31, 2018, respectively.	-	-
Common Stock, $0.0001 par, 10,000,000 shares authorized 3,000,000 and 3,000,000 shares issued and outstanding, as of June 30, 2019 and December 31, 2018, respectively.	300	300
Additional paid-in capital	313,237	313,237
Accumulated deficit	(158,135)	(9,602)
Total Stockholders' Equity (Deficit)	155,402	303,935

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$353,542	$303,935

See accompanying notes, which are an integral part of these financial statements

Future Labs V, Inc.

STATEMENTS OF OPERATIONS (unaudited)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

	June 30, 2019	June 30, 2018
Net revenues	$-	$-
Costs of net revenues	-	-
Gross profit	-	-

Operating Expenses:
General & administrative	123,744	450
Research & development	32,380	-
Total Operating Expenses	156,124	450

Loss from Operations	(156,124)	(450)

Other Income/(Expense):
Interest income	7,591	822
Total Other Income/(Expense)	7,591	822

Provision for income taxes	-	-

Net Income/(Loss)	$(148,533)	$372

Weighted-average vested common shares outstanding
-Basic and Diluted	3,000,000	1,977,240
Net loss per common share
-Basic and Diluted	$(0.05)	$0.00

See accompanying notes, which are an integral part of these financial statements. In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

Future Labs V, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) (unaudited)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019, DECEMBER 31, 2018, AND JUNE 30, 2018

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity / (Deficit)
Balance at December 31, 2017	-	$-	626,673	$63	$313,274	$-	$313,337

Issuance of common stock	-	-	2,373,327	237	(37)	-	200
Net income	-	-	-	-	-	372	372
Balance at June 30, 2018	-	-	3,000,000	300	313,237	372	313,909

Net loss	-	-	-	-	-	(9,974)	(9,974)
Balance at December 31, 2018	-	-	3,000,000	300	313,237	(9,602)	303,935

Net loss	-	-	-	-	-	(148,533)	(148,533)
Balance at June 30, 2019	-	$-	3,000,000	$300	$313,237	$(158,135)	$155,402

See accompanying notes, which are an integral part of these financial statements

Future Labs V, Inc.

STATEMENTS OF CASH FLOWS (unaudited)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

	June 30, 2019	June 30, 2018
Cash Flows From Operating Activities
Net Income/(Loss)	$(148,533)	$372
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Changes in operating assets and liabilities:
(Increase)/Decrease in interest receivable, related party	(7,397)	(822)
Net Cash Used In Operating Activities	(155,930)	(450)

Cash Flows From Investing Activities
Issuance of loan to related party	-	(250,000)
Net Cash Used In Investing Activities	-	(250,000)

Cash Flows From Financing Activities
Loan from related party	198,140	-
Proceeds from issuance of common stock	-	200
Net Cash Provided By Financing Activities	198,140	200

Net Change In Cash	42,210	(250,250)

Cash at Beginning of Period	46,250	313,337
Cash at End of Period	$88,460	$63,087

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying notes, which are an integral part of these financial statements

Future Labs V, Inc.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

NOTE 1: NATURE OF OPERATIONS

Future Labs V, Inc. (the “Company”), doing business as Graze Mowing, is a corporation formed on December 4, 2017 under the laws of Delaware. The Company was formed to sell commercial robotic lawnmowers.

As of June 30, 2019, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities have consisted of formation activities, research and development, and capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2019 and December 31, 2018, the Company’s cash balances did not exceed FDIC insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Future Labs V, Inc.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenue has been earned or recognized through June 30, 2019.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding.

As no potentially dilutive items exist as of June 30, 2019 and June 30, 2018, diluted net loss per share is the same as basic net loss per share for each period presented.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

Future Labs V, Inc.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $158,135 and $9,602 as of June 30, 2019 and December 31, 2018, respectively. The Company pays Federal and California income taxes, and has used an effective blended rate of 28% to derive net deferred tax assets of $44,278 and $2,689 as of June 30, 2019 and December 31, 2018, respectively, resulting from its net operating loss carryforwards and other temporary book-to-tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2038, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of June 30, 2019, the Company has not commenced planned principal operations and activities have consisted of those related to formation, research and development, and capital raising.

The Company has not yet generated any revenues since inception, has sustained a net loss of $148,533 during the period ended June 30, 2019, has an accumulated deficit of $158,135 as of June 30, 2019, and has limited available liquid assets as of June 30, 2019 with just $88,460 of cash available.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

Future Labs V, Inc.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: STOCKHOLDERS’ EQUITY

Common Stock

The Company has authorized 10,000,000 shares of common stock with par value of $0.0001 per share.

In December 2017, the Company issued to its founder and outside investors a total of 626,673 shares of common stock at $0.50 per share for total proceeds of $313,337.

During March 2018, the Company issued 2,373,327 shares of common stock to a related party for total proceeds of $200.

These stock issuances were conducted under terms of a shareholder agreement, which includes restrictions on transfer and a Company repurchase option if certain triggering events occur, but contains no vesting provisions.

As of each June 30, 2019 and December 31, 2018, the Company had 3,000,000 shares of common stock issued and outstanding.

Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock with par value of $0.0001 per share. As of June 30, 2019 and December 31, 2018, no shares were issued and outstanding.

The preferred stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock , and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock.

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Future Labs V, Inc.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

NOTE 6: RELATED PARTY LOAN RECEIVABLE

On June 27, 2018, the Company loaned $250,000 to a related party, Wavemaker Partners V, LP. The loan bears 6% compounded interest per annum. The loan was payable in full by October 31, 2018, however, the maturity date of the loan was extended by the parties until October 31, 2020 during 2019. During the six-month periods ended June 30, 2019 and 2018, the Company had recognized $7,591 and $822 in interest income, respectively. All of which has remain unpaid as of June 30, 2019 and December 31, 2018.

On February 6, 2019, the Company loaned $30,000 to a related party under a promissory note. The note bears interest at 3% per annum. The note is payable in full on February 6, 2020, the maturity date. This loan was paid back in its entirety in April 2019.

NOTE 7: RELATED PARTY LOAN PAYABLE

On March 21, 2019, the Company borrowed $800 under a promissory note with a related party. The note bears interest at 3% per annum. This note was paid back in full in May 2019.

On May 22, 2019, the Company borrowed $70,140 under a promissory note with the same related party. The note bears interest at 3% per annum. The note is payable in full on May 22, 2020, the maturity date.

On June 3, 2019, the Company borrowed $3,000 under a promissory note with the same related party. The note bears interest at 3% per annum. The note is payable in full on June 3, 2020, the maturity date.

On June 17, 2019, the Company borrowed $125,000 under a promissory note with the same related party. The note bears interest at 3% per annum. The note is payable in full on June 17, 2020, the maturity date.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We implemented this standard effective January 1, 2018.

Future Labs V, Inc.

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018 AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Convertible Promissory Note

In August 2019, the Company issued $515,000 in convertible notes to two related parties, Wavemaker Partners V LP and Wavemaker Global Select, LLC. The notes have a 20% discount, $8,000,000 valuation cap, and a 5% compounded per annum interest rate.

Stock Incentive Plan

In October 2019, the Company and its shareholders approved a 585,570 option pool for its employees and advisors. It also granted 362,637 options with an exercise price into common stock of $0.50 per share.

Warrants

In October 2019, the Company granted 173,511 warrants to purchase common stock to an advisor. These warrants have an exercise price into common stock of $0.50 per share.

Management’s Evaluation

Management has evaluated subsequent events through October 18, 2019 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.